                                   FORM 6-K/A
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of November, 2003

                              TRANSALTA CORPORATION
                 -----------------------------------------------
                 (Translation of registrant's name into English)

     110-12TH AVENUE S.W., BOX 1900, STATION "M", CALGARY, ALBERTA, T2P 2M1
     ----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F         Form 40-F   X
                                  -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes                No   X
                                  -----             -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                              PURPOSE OF AMENDMENT

TransAlta is submitting this amendment to file of the report of Deloitte & Touche LLP, dated January 24, 2003 (January 29, 2003 as to Note 11 and September 23, 2003 as to Note 12), with respect to the consolidated financial statements of CE Generation LLC and subsidiaries as well as Deloitte & Touche LLP's consent thereto.

      EXHIBITS

Exhibit 1 Consolidated balance sheet of CE Generation, LLC and subsidiaries as of December 31, 2002, and the related consolidated statements of operations and other comprehensive income, members' equity, and cash flows for the year ended December 31, 2002.


Exhibit 2     Consent of Deloitte & Touche LLP

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            TRANSALTA CORPORATION
                                            (Registrant)

                                            By: /s/ Alison Love
                                                --------------------------------
                                                Alison Love, Corporate Secretary

Date: November 20, 2003